Exhibit 99.1

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

U.S. DOLLARS IN THOUSANDS

UNAUDITED

- - - - - - - - - - - - -

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

		June 30,	December 31,
	Note	2025	2024
		Unaudited
		$ thousands
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		29,216	35,311
Trade receivables (net of allowance for credit losses	4
of $13,942 and $13,796 at June 30, 2025 and December 31, 2024, respectively)		124,051	149,619
Inventories	5	59,944	59,693
Other accounts receivable and prepaid expenses		20,994	16,415

Total current assets		234,205	261,038

NON-CURRENT ASSETS:
Severance pay and pension fund		5,140	4,915
Property and equipment, net		38,007	36,764
Operating lease right-of-use assets		16,707	16,702
Intangible assets, net		22,421	16,791
Goodwill		11,046	7,749
Other non-current assets		859	1,037

Total non-current assets		94,180	83,958

Total assets		328,385	344,996

The accompanying notes are an integral part of the consolidated financial statements.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

		June 30,	December 31,
	Note	2025	2024
		Unaudited
		$ thousands
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables		73,759	91,157
Deferred revenues		2,426	2,573
Short-term loans		20,500	25,200
Operating lease liabilities		3,727	2,971
Other accounts payable and accrued expenses		25,453	29,547

Total current liabilities		125,865	151,448

NON-CURRENT LIABILITIES:
Accrued severance pay and pensions		8,661	8,359
Operating lease liabilities		13,324	12,936
Other long-term payables		8,758	5,928

Total non-current liabilities		30,743	27,223

COMMITMENTS AND CONTINGENT LIABILITIES	8

SHAREHOLDERS' EQUITY:	9
Share capital:
Ordinary shares of NIS 0.01 par value – Authorized: 240,000,000 at June 30, 2025 and December 31, 2024; Issued: 93,371,492 and 91,874,448 shares at June 30, 2025 and December 31, 2024, respectively; Outstanding: 89,889,969 and 88,392,925 shares at June 30, 2025 and December 31, 2024, respectively		234	232
Additional paid-in capital		452,709	447,369
Treasury shares at cost – 3,481,523 ordinary shares as of June 30, 2025, and December 31, 2024.		(20,091)	(20,091)
Accumulated other comprehensive loss		(7,703)	(10,060)
Accumulated deficit		(253,372)	(251,125)

Total shareholders' equity		171,777	166,325

Total liabilities and shareholders' equity		328,385	344,996

The accompanying notes are an integral part of the consolidated financial statements.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Six months ended
	June 30,
	2025	2024
	Unaudited
	$ thousands
Revenues	170,914	184,586
Cost of revenues	113,375	119,057

Gross profit	57,539	65,529

Operating expenses:
Research and development, net	15,581	17,232
Sales and Marketing	24,019	22,769
General and administrative	12,376	8,158
Restructuring and related charges	3,732	1,416
Acquisition- and integration-related charges	704	1,377

Total operating expenses	56,412	50,952

Operating income	1,127	14,577

Financial and other expenses, net	1,906	4,777

Income (loss) before taxes	(779)	9,800

Taxes on income	1,468	1,564

Net income (loss)	(2,247)	8,236

Basic net income (loss) per share	(0.03)	0.10

Diluted net income (loss) per share	(0.03)	0.09

Weighted average number of shares used in computing basic net income (loss) per share	89,108,772	85,632,241

Weighted average number of shares used in computing diluted net income (loss) per share	89,108,772	87,753,163

The accompanying notes are an integral part of the consolidated financial statements.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	June 30,	June 30,
	2025	2024
	Unaudited
	$ thousands
Net income (loss)	(2,247)	8,236
Other comprehensive income (loss)

Change in foreign currency translation adjustment	413	(933)

Cash flow hedges:
Change in net unrealized losses	2,677	(972)
Amounts reclassified into net income (loss)	(733)	139
Net change	1,944	(833)

Other comprehensive income (loss), net	2,357	(1,766)

Total of comprehensive income	110	6,470

The accompanying notes are an integral part of the consolidated financial statements.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Six months ended June 30, 2024:	Ordinary shares	Share capital	Additional paid-in capital	Treasury shares at cost	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders' equity
		$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands
Balance as of January 1, 2024	85,418,321	224	437,161	(20,091)	(8,087)	(275,188)	134,019

Exercise of options and vesting of RSUs	452,158	-	542	-	-	-	542
Share-based compensation	-	-	2,470	-	-	-	2,470
Other comprehensive loss, net	-	-	-	-	(1,766)	-	(1,766)
Net income	-	-	-	-	-	8,236	8,236

Balance as of June 30, 2024 (Unaudited)	85,870,479	224	440,173	(20,091)	(9,853)	(266,952)	143,501

Six months ended June 30, 2025:	Ordinary shares	Share capital		Additional paid-in capital	Treasury shares at cost	Accumulated other comprehensive income	Accumulated deficit	Total shareholders' equity
		$ thousands		$ thousands	$ thousands	$ thousands	$ thousands	$ thousands
Balance as of January 1, 2025	88,392,925	232		447,369	(20,091)	(10,060)	(251,125)	166,325

Exercise of options and vesting of RSUs	628,402	(*	)	651	-	-	-	651
Share-based compensation	-	-		2,199	-	-	-	2,199
Shares issued as consideration in connection with the acquisition of End 2 End Technologies, LLC	214,657	1		989	-	-	-	990
Shares issued as consideration in connection with the acquisition of Siklu Communication Ltd.	653,985	1		1,501	-	-	-	1,502
Other comprehensive income, net	-	-		-	-	2,357	-	2,357
Net loss	-	-		-	-	-	(2,247)	(2,247)

Balance as of June 30, 2025 (Unaudited)	89,889,969	234		452,709	(20,091)	(7,703)	(253,372)	171,777

*) Represent an amount lower than $1 thousand

The accompanying notes are an integral part of the consolidated financial statements.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30,
	2025	2024
	Unaudited
	$ thousands
Cash flow from operating activities:

Net income (loss)	(2,247)	8,236
Adjustments required to reconcile net income (loss) to net cash provided By operating activities:
Depreciation and amortization	6,964	5,880
Loss from sale of property and equipment	10	169
Share-based compensation	2,199	2,470
Decrease (increase) in accrued severance pay and pensions, net	77	(564)
Decrease (increase) in trade receivables, net	28,162	(9,247)
Increase in other assets (including other accounts receivable, prepaid expenses, other non-current assets, and the effect of exchange rate changes on cash and cash equivalents)	(2,319)	(1,383)
Decrease in inventories	127	8,555
Decrease in operating lease right-of-use assets	2,054	2,626
Increase (decrease) in trade payables	(18,045)	589
Decrease in other accounts payable and accrued expenses (including other long-term liabilities)	(2,531)	(94)
Decrease in operating lease liability	(915)	(2,942)
Decrease in deferred revenues	(164)	(2,946)

Net cash provided by operating activities	13,372	11,349

Cash flow from investing activities:

Purchase of property and equipment	(7,426)	(7,955)
Software development costs capitalized	(1,711)	(989)
Payments made in connection with business acquisitions, net of acquired cash	(6,570)	-

Net cash used in investing activities	(15,707)	(8,944)

Cash flow from financing activities:

Proceeds from exercise of stock options	651	542
Repayments of bank credits and loans, net	(4,700)	(4,150)

Net cash used in financing activities	(4,049)	(3,608)

Effect of exchange rate changes on cash and cash equivalents	289	(731)
Decrease in cash and cash equivalents	(6,095)	(1,934)
Cash and cash equivalents at the beginning of the period	35,311	28,237

Cash and cash equivalents at the end of the period	29,216	26,303

The accompanying notes are an integral part of the consolidated financial statements.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:	GENERAL

a.
Ceragon Networks Ltd. ("the Company") is a global innovator and leading solutions provider of end-to-end wireless connectivity, specializing in transport, access, and AI-powered managed & professional services. The Company helps operators and other service providers worldwide increase operational efficiency and enhance end customers’ quality of experience with innovative wireless backhaul and fronthaul solutions. The Company’s unique multicore technology and disaggregated approach to wireless transport provides highly reliable, fast to deploy, high-capacity wireless transport for a wide range of communication network use cases with minimal use of spectrum, power, real estate, and labor resources. It enables increased productivity, as well as simple and quick network modernization. The Company delivers a complete portfolio of turnkey end-to-end AI-based managed and professional services that ensure efficient network rollout and optimization to achieve the highest value for its customers.

The Company sells its products through a direct sales force, systems integrators, distributors and original equipment manufacturers.

The Company's wholly owned subsidiaries provide research and development, marketing, manufacturing, distribution, sales and technical support to the Company's customers worldwide.

b.
On December 4,2023 the Company completed a series of definitive agreements with Siklu Communication Ltd. (“Siklu”) and Siklu Inc. (the “Seller”), referred to as the “Siklu Acquisition”. In the framework of the Siklu Acquisition, the Company acquired all of the outstanding shares of Siklu and the assets and business activities of the Seller. Siklu is a privately held Israeli-based company which is a provider of multi-Gigabit “wireless fiber” connectivity in urban, suburban and rural areas. In connection with the Siklu acquisition, during the six months ended June 30, 2025, the Company recorded an income adjustment to the fair value of its Holdback Consideration of $1,726 thousand in financial and other expenses, net. On May 5, 2025, the Company settled a portion of the Holdback Consideration and issued to the Seller 653,985 ordinary shares of the Company with a fair value of $1,504 thousand.

c.
On January 31, 2025, the Company completed a series of definitive agreements with End 2 End Technologies, LLC (“E2E”), and E2E’s stockholders (the “E2E Sellers”), referred to as the “E2E Acquisition”. In the framework of the E2E Acquisition, the Company acquired by way of merger E2E. E2E is a US systems integration and software development company that serves Private Networks, primarily in the Energy and Utilities markets (See Note 3 – Acquisitions).

NOTE 2:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.
Condensed consolidated financial statements

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission regarding condensed financial reporting. In the management`s opinion, the unaudited condensed consolidated financial statements include all adjustments of a normal recurring nature necessary for the fair presentation of the Company’s unaudited condensed consolidated financial position as of June 30, 2025, as well as its results of operations and cash flows for the six months ended June 30, 2025, and 2024. The results of operations for the six months ended June 30, 2025, are not necessarily indicative of the results to be expected for the year ending December 31, 2025.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)
b.	Use of estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported and disclosed in the financial statements and the accompanying notes. On an ongoing basis, the Company's management evaluates estimates, including those related to the fair value of acquired intangible assets and goodwill and the useful life of intangible assets, tax assets and liabilities, fair values of share-based awards, inventory write-offs, warranty provision and allowance for credit loss. Such estimates are based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ materially from those estimates.

c.	Significant accounting policies

The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (the "SEC") on March 25, 2025. There have been no significant changes to these policies during the six months ended June 30, 2025.

d.	Recently issued Accounting Standards

1.
In December 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-09, Income Taxes (Topic 740), Improvements to Income Tax Disclosures, which requires disaggregated information about the effective tax rate reconciliation as well as information on income taxes paid. The guidance is effective for the Company for annual periods beginning January 1, 2025. The Company is currently evaluating the impact on its financial statement disclosures.

2.
In November 2024, the FASB issued ASU 2024-03, “Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): “Disaggregation of Income (loss) Statement Expenses” (“ASU 2024-03”). ASU 2024-03 requires disaggregation of certain costs and expenses included in each relevant expense caption on the Company's consolidated income (loss) statements in a separate note to the financial statements at each interim and annual reporting period, including amounts of purchases of inventory, employee compensation, depreciation, and intangible asset amortization. ASU 2024-04 is effective for fiscal years beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact from ASU 2024-03 on its consolidated financial statements disclosures.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

d.	Recently issued Accounting Standards (Cont.)

3.
In July 2025, the FASB issued ASU 2025-05, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. This amendment introduces a practical expedient for the application of the current expected credit loss (“CECL”) model to current accounts receivable and contract assets. ASU 2025-05 is effective for fiscal years beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the timing of adoption and impact of this amendment on its Consolidated Financial Statements and related disclosures.

e.	Restructuring and related charges

During 2025 and 2024, the Company approved cost reduction and re-organization plans that included, among other things, downsizing the Company’s number of employees (the “2025 Restructuring Plan”).

The Company recorded contractual and termination severance pay and other related costs for the impacted employees.

The liabilities related to the restructuring plans as of June 30, 2025, and 2024 amounted to $1,517 thousand and $763 thousand, respectively.

The Company does not expect to incur additional costs related to the 2025 and 2024 Restructuring plans.

NOTE 3:	ACQUISITIONS

A.	End 2 End

On January 31,2025 the Company completed the E2E Acquisition. See also note 1C.

As consideration for the E2E Acquisition, the Company issued to the E2E Sellers 214,657 ordinary shares of the Company with a fair value of $990 thousand (the "Share Consideration") and paid $6,741 thousand in cash (the "Cash Consideration"). In addition, the Company accounted for $475 thousand for additional consideration of up to 102,938 ordinary shares of the Company, which will be released from holdback and issued to the E2E Sellers over 24 months from the acquisition date (the "Holdback Amount"). The Company classifies the Holdback Amount as a liability that is marked to market each reporting period. As of June 30, 2025, the Company recorded an income adjustment to the fair value of its Holdback Amount of $221 thousand in Financial and other expenses, net. The E2E Sellers shall be entitled, in certain circumstances, to an Earn-Out consideration in the form of up to 461,076 ordinary shares of the Company and up to $1,587 thousand in cash. In addition, if during the period from the closing date to December 31, 2026, the Company enters into an agreement with a designated E2E customer, the Sellers shall be entitled to an additional Earn-Out consideration, payable in cash, equal to 50% of the agreement price (both together “Earn-Out”). The Company classifies the Earn-Out as a liability that is marked to market each reporting period. The fair value of the Earn-Out as of the acquisition date amounted to $1,663 thousand.

The E2E Acquisition has been accounted for as a business combination, and the financial results of E2E have been included in the Company's consolidated financial statements for the period subsequent to the E2E Acquisition.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:	ACQUISITIONS (Cont.)

A.	End 2 End (Cont.)

A preliminary summary of the allocation of the purchase consideration for E2E is as follows:

	Amortization Period	Amount
	years	$ thousands
Cash Consideration		6,741
Share Consideration		990
Holdback Amount		475
Earn-Out		1,663
Fair value of total consideration		9,869

Fair value of assets acquired and liabilities assumed:
Current assets (including cash and cash equivalents of $171 thousand)		3,620
Non-current assets		439
Trademark	2	370
Customer Relationships	4	1,781
Technology	3	3,290
Goodwill		3,297
Other current liabilities		(2,529)
Long-term liabilities		(399)
		9,869

The valuation of the acquired intangible assets is inherently subjective and relies on significant unobservable inputs. The Company used an income approach to value the acquired developed technology, customer relationships and trademark intangible assets. The valuation for each of these intangible assets was based on estimated projections of expected cash flows to be generated by the assets, discounted to the present value at discount rates commensurate with perceived risk.

The valuation assumptions take into consideration the Company's estimates of customer attrition, technology obsolescence and revenue growth projections. The Company is amortizing the identifiable intangible assets arising from the E2E Acquisition in relation to the expected cash flows from the individual intangible assets over their respective useful lives, which have a useful life range of 2-4 years. On the day of the E2E acquisition, there was no difference between tax basis to book basis, therefore no deferred taxes were recorded. The goodwill is expected to be fully deductible for income tax purposes.

Pro forma results of operations have not been presented because the effects of the acquisition were not material to our consolidated statements of operations.

B.	Acquisition- and Integration- Related Charges

Acquisition-related expenses include those expenses related to acquisitions that would otherwise not have been incurred by the Company, including professional and services fees, such as legal, audit, consulting, paying agent and other fees. Acquisition-related costs are not included as components of consideration transferred but are accounted for as expenses in the period in which the costs are incurred.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:	ACQUISITIONS (Cont.)

B.          Acquisition- and Integration- Related Charges (Cont.)

Integration-related expenses represent incremental costs related to combining the Company and its business acquisitions, such as third-party consulting and other third-party services related to merging the previously separate companies' systems and processes.

The components of Acquisition- and integration-related expenses incurred in the six months ended June 30, 2025, and 2024, were as follows:

	Six months ended
	June 30,
	2025	2024
	$ thousands
Acquisition-related professional and services fees	475	-
Integration-related expenses	221	1,377
Earn-Out fair value adjustment	8	-

Total acquisition- and integration-related expenses	704	1,377

The components of Acquisition- and integration-related expenses incurred in the six months ended June 30, 2025, related to the E2E Acquisition, and the components of Acquisition- and integration-related expenses incurred in the six months ended June 30, 2024 related to the Siklu Acquisition.

The table below presents the changes in the Earn-Out, which was classified as Level 3 and measured at fair value on a recurring basis, in the six months ended June 30, 2025:

$ thousands
Fair value as of acquisition date	1,663
Fair value adjustment	8

Fair value at the end of the period	1,671

The Company estimated the fair value of the Earn-Out by utilizing a Monte Carlo simulation and an income approach method. The significant assumptions used in the model mainly relate to the projected revenues and EBITDA for 2025, as well as the estimated agreement price with a designated customer and the probability of such an agreement. Changes in Earn-Out fair value are recorded in the consolidated statements of operations under Acquisition- and integration-related charges.

NOTE 4:	CREDIT LOSSES

The Company is exposed to credit losses primarily through sales to customers. The Company’s expected loss allowance methodology for trade receivables is developed using historical collection experience and current and future economic and market conditions.

The estimate of the amount of trade receivable that may not be collected is based on the geographic location of the trade receivable balances, aging of the trade receivable balances, the financial condition of customers and the Company’s historical experience with customers in similar geographies. Additionally, specific allowance amounts are established to record the appropriate provision for customers who have a higher probability of default.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:	CREDIT LOSSES (Cont.)

The following table provides a roll-forward of the allowance for credit losses that is deducted from the trade receivables balance to present the net amount expected to be collected:

	June 30, 2025	December 31, 2024
	$ thousands	$ thousands
Balance, at beginning of period	13,796	24,602
Provision for expected credit losses	214	621
Recoveries collected	(68)	(*)(9,613)
Amounts written off charged against the allowance and others	-	(1,814)

Balance, at end of period	13,942	13,796

*
On May 28, 2024, the Company announced that it had reached a settlement agreement with a South American customer to collect a debt of $12,000 thousand and terminate the arbitration proceeding against the Company and its subsidiary. Such Settlement Agreement relates to a debt for which the Company fully recorded a credit loss provision in the fourth quarter of 2022. The settlement agreement includes a waiver by the customer of all its claims against the Company and its subsidiaries. During 2024, the Company collected $9,064 thousand from the customer and is actively working to collect the remaining balance of the debt in accordance with the settlement agreement.

NOTE 5:	INVENTORIES

	June 30, 2025	December 31, 2024
	$ thousands	$ thousands
Raw materials	25,784	28,549
Work in progress	989	697
Finished products	33,171	30,447

	59,944	59,693

During the six-month period ended June 30, 2025, and 2024 the Company recorded inventory write-offs for excess inventory and slow-moving inventory in a total amount of $748 thousand and $2,311 thousand respectively that have been included in cost of revenues.

As of June 30, 2025, the Company has an outstanding inventory purchase orders with its suppliers in the amount of $ 21,814 thousand. The commitments are due primarily within one year.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:	FAIR VALUE MEASUREMENT

The carrying amounts of financial instruments carried at cost, including cash and cash equivalents, short-term deposits, accounts receivable, prepaid expenses and other assets, accounts payable, accrued expenses and other liabilities, approximate their fair value due to the short-term maturities of such instruments.

The following table sets forth the Company’s assets that were measured at fair value on a recurring bases as of June 30, 2025, and December 31, 2024, by level within the fair value hierarchy:

		Fair value measurements using input type
	Fair value	June 30,	December 31
	hierarchy	2025	2024
		$ thousands
Derivatives instruments	Level 2	2,350	432

Earn-Out	Level 3	1,671	-

NOTE 7:	DERIVATIVE INSTRUMENTS

The Company enters into foreign currency forward and option contracts with financial institutions to protect against the exposure to changes in exchange rates of several foreign currencies that are associated with forecasted cash flows and existing assets and liabilities. The Company accounts for its derivative instruments as either assets or liabilities and carries them at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation.

The fair value of derivative contracts in the consolidated balance sheets at June 30, 2025 and December 31, 2024 were as follows:

	Other accounts receivable and prepaid expenses	Other accounts payable and accrued expenses
	June 30, 2025
	$ thousands
Derivatives designated as hedging instruments:
Currency forward contracts	2,350	-

Total derivatives	2,350	-

	Other accounts receivable and prepaid expenses	Other accounts payable and accrued expenses
	December 31, 2024
	$ thousands
Derivatives designated as hedging instruments:
Currency forward contracts	508	(76)

Total derivatives	508	(76)

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:	DERIVATIVE INSTRUMENTS (cont'd)

The notional amounts of outstanding derivative contracts in U.S. dollars at June 30, 2025 and December 31, 2024 were as follows:

	June 30, 2025	December 31, 2024
	$ thousands	$ thousands
Derivatives designated as hedging instruments
Currency forward contracts	26,174	21,248

Total derivatives	26,174	21,248

The maximum length of time over which the Company is hedging its exposure to the variability in future cash flows for forecasted transactions is up to 12 months.

For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains or losses from contracts that were not designated as hedging instruments are recognized in "financial and other expenses, net".

The effect of total income (loss) from derivative contracts designated as cash flow hedges in the consolidated statements of operations for the six months ended June 30, 2025, and 2024 was as follows:

	Six months ended June 30
	2025	2024
	$ thousands	$ thousands
Cost of revenues	115	(32)
Research and development, net	347	(62)
Sales and marketing	109	(17)
General and administrative	162	(28)

Total	733	(139)

NOTE 8:	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Israel Innovation Authority

During the six months ended June 30, 2025, and 2024, the Company received several grants from the Israel Innovation Authority (“IIA”). The grants require the Company to comply with the requirements of the Research and Development Law, however, the Company is not obligated to pay royalties on sales of products based on technology or know how developed from these grants. In a case involving the transfer of technology or know how developed from the grants outside of Israel, the Company may be required to pay royalties related to past sales of products based on the technology or the developed know how. The Company recorded the IIA grants as a reduction of research and development expenses in the six months ended June 30, 2025, and 2024 in the amount of $826 thousand and $765 thousand respectively.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8:	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

a.	Israel Innovation Authority (Cont.)

Prior to the Siklu Acquisition, Siklu had received research and development grants from the IIA. The Company assumed Siklu's contract with the IIA, which requires the Company to pay royalties to the IIA on sales of products based on technology or know-how developed from the grants. The royalties were calculated at the rates of 3% to 4% of the aggregated proceeds from the sale of such products. As of June 30, 2025 the Company's maximum possible future royalties commitment, including $2,709 thousand of unpaid royalties accrued, was $10,120 thousand, based on grants received from the IIA and not yet repaid.

b.	Charges and guarantees:

As of June 30, 2025, and December 31, 2024, the Company provided bank guarantees in an aggregate amount of $17,342 thousand and $18,555 thousand, respectively, with respect to tender offer guarantees, financial guarantees, warranty guarantees and performance guarantees to its customers.

c.	Litigations:

The Company is currently involved in various claims and legal proceedings. The Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss.

1)	Motion to Approve a Class Action (District Court of Tel Aviv - Economic Department)

On January 6, 2015 the Company was served with a motion to approve a purported class action, naming the Company, its Chief Executive Officer and its directors as defendants (the “Defendants”). The motion was filed with the District Court of Tel-Aviv (the “Court”). The purported class action alleges breaches of duties by making false and misleading statements in the Company’s SEC filings and public statements. The class action claimed amount is $87,411 thousand (294,750 NIS thousand).

1.1	On June 21, 2015, the Defendants filed their response to the motion, arguing that the motion should be dismissed.

1.2
On May 27, 2021, following a lengthy procedure that included filing of various pleadings and affidavits, evidentiary hearings, and submission of summaries, the Court ruled to certify the motion as a class action, while applying the Israeli Law (the “Ruling”). According to the Ruling, the class action shall include several causes of action according to the Israeli Securities Act and the Israeli Torts Ordinance, concerning the alleged misleading statements in the Company’s SEC filings.

1.3	On June 9, 2021, the Court issued a decision suggesting that the parties refer the case to a mediation procedure.

1.4
The Company believes that the Ruling is erroneous and that the Defendants have strong defense arguments, and therefore, on September 12, 2021, filed a motion for a rehearing on behalf of the Defendants in order to revert the Ruling (the “Rehearing Motion”).

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8:	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

1.5
Without delaying or derogating from the Rehearing Motion, the Company agreed to the Court’s suggestion that the parties refer the case to a mediation procedure and designated the retired Judge B. Arnon as a mediator. After several mediation meetings were held, the mediation process ended without reaching a settlement.

1.6	On January 3, 2022, a hearing was held in Court in the Rehearing Motion before the Honorable Justices K. Kabub, R. Ronen and T. Avrahami.

1.7
On January 27, 2022, a judgment was rendered in the Rehearing Motion. The Court ruled that the Ruling was erroneous as it applied Israeli Law, instead of foreign law, and held accordingly that the law that will apply is U.S. law. The Court further held that the case will be returned to the first judicial instance and will be adjudicated as a class claim under U.S. law. The Court commented that the Company’s claims based upon the Statute of Limitations should prima facie also be adjudicated under U.S. law.

1.8
On March 20, 2022, following the Court's decision, the Plaintiff filed to the first judicial instance, an amended class action claim, based on provisions of U.S. law. The Plaintiff estimated the amended claim amount at $50,415 thousand (170,000 NIS thousand).

1.9
On June 28, 2022, following a joint application filed by the parties in order to approve certain procedural matters, the Court issued a decision suggesting that the parties should consider initiating another mediation procedure. On July 5, 2022, following the Court's decision, the parties filed a notice, informing the Court that they believe that the time to consider initiating another mediation procedure, will be only after the parties submit their pleadings.

1.10	On November 3rd, 2022, the Defendants submitted their Statement of Defense, based on U.S law. On February 5th, 2023, the plaintiff submitted his response to the Defendants’ Statement of Defense.

1.11
On June 15th, 2023, the court rejected a motion filed by the Defendants to rule on the issues of Statute of Repose and Limitations as a preliminary matter, and held that those issues will be dealt with as part of the main hearing. Additionally, the parties conducted preliminary procedures, including discovery and questionnaires, and filed related motions, which are still pending.

1.12
On September 28, 2023, the court approved the defendants’ motion for document discovery and determined that the documents in question are indeed relevant. As a result, the court has directed the plaintiff to furnish the requested documents by October 28, 2023. Alternatively, the court has given the plaintiff the option to waive any claims associated with these documents.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8:	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

1.13
On October 1, 2023, the court granted the plaintiff's motion for document discovery and ordered the Company to produce all requested documents and to complete some of the answers to the questions included in the plaintiff questionnaire within 45 days. In making this decision, it was determined that, in addition to the documents already provided to the plaintiff, the Company is required to disclose thousands of additional documents and document types. These materials, however, were deemed by the Company irrelevant and extended beyond the approved grounds for the class action request. The Company believed that discovery and disclosure of such documents would impose a substantial burden on the Company.

1.14
As a result, on December 31, 2023, the Company sought permission to appeal the District Court's decision and requested a delay in its implementation. The Supreme Court granted a stay on the execution of the District Court's decision and scheduled a hearing for January 25, 2024.

1.15
During the hearing, the Supreme Court, presided over by the Honorable Judge Grosskopf, acknowledged the Company's contentions. It clarified that the extensive disclosure mandated by the District Court exceeded the necessary requirements accordance with the law, and suggested that the plaintiff negotiate agreements with the Company. These agreements aimed at significantly reducing the scope of disclosure, particularly concerning the period for which documents and correspondence must be provided.

1.16
Following discussions both outside the courtroom and before the Honorable Judge, where the parties presented their arguments on each dispute demand, partial agreements   were reached. These agreements outline the documents the Company will provide to the plaintiff.

1.17
Validated by the Supreme Court, these agreements substantially reduced the disclosure requirements outlined in the District Court's decision. The plaintiff, in turn, waived certain demands entirely and significantly narrowed others. For the limited remaining requirements, it was established that the Company would convey its position on transferring the requested documents to the plaintiff in the reduced format proposed during the hearing. It was also decided that if no agreements are reached concerning these documents, the court will make a decision on the matter.

1.18
On March 26, 2024, the Company provided the plaintiff with the required documents, in accordance with the agreements between the parties. On March 12, 2024, following the submission of pleadings by the parties, the Supreme Court reduced the amount of expenses imposed by the District Court against the Company in its decision dated October 1, 2023, since the appeal resulted in a reduction in the extent of disclosure initially determined by the District Court.

1.19	Thereafter, the parties have agreed to refer the dispute to a mediation procedure before the esteemed retired judge, Dr. Avi Zamir. To date, two mediation meetings have been held.

1.20
On January 30, 2025, the parties filed an update with the court, indicating that, as part of the mediation process, they have reached preliminary understandings. As a result, the court was requested to grant the parties an additional 60-day period to allow them to finalize a settlement agreement, which will then be submitted to the court’s approval. On February 2, 2025, the court approved the parties' request and thereafter approved several additional requests to extend the deadline. On August 3, 2025, the Court further extended the deadline for the parties to finalize the settlement agreement and submit it for the Court’s approval, until September 9, 2025.

Given the above, the mediation process is still ongoing.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8:	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

1.21
Although the parties have not yet reached a conclusive and binding settlement agreement, nor has the settlement agreement been submitted for court approval (or approved by the court), the Company estimates, based on its external legal counsel and all facts and circumstances as of the date of this document, that the probable loss under the settlement agreement will be approximately $1.162 million USD.

2)	Claim against Station Enterprises Ltd. regarding breach of the Lease Agreement

A dispute has arisen between the Company and Station Enterprises Ltd, with respect to the lease agreement signed between the parties on April 11, 2019 (the "Lease Agreement"), under which the Company leases its offices and labs in Rosh Haayin.

2.1
The Company, the lessee, claims that Station Enterprises was late in delivering the possession to the lessee and has not fulfilled its maintenance and management obligations. Therefore, the Company claims that Station Enterprises breached its contractual obligations, causing the Company damages and expenses.

2.2
Due to the said breaches, the Company has set-off the rent and management fees against outstanding debts of Station Enterprises towards the Company and provided Station Enterprises with a set-off notice.

2.3
On 8 February 2022 Station Enterprises notified the Company on the termination of the Lease Agreement, and also on the exercise of the bank guarantees provided to it in connection with the Lease Agreement, in amount of approximately $739 thousand (NIS 2,492 thousand). The Company rejected the alleged termination notice, which was provided with no legal grounds, and further required Station Enterprises to avoid from exercising the bank guarantees. This demand was disregarded, and the bank guarantees were realized in full.

2.4
Under these circumstances, the Company filed a claim against Station Enterprises, in the framework of which the court will be asked to issue a Declarative Order, declaring that the notice of termination was invalid and that the Lease Agreement is valid and in force; to order Station Enterprises to reimburse the Company for the amount of the exercised bank guarantees; to order Station Enterprises to uphold and fulfill its contractual obligation and undertakings under the Lease Agreement and the management agreement; and to compensate the Company for the damages caused to it in an amount of approximately $356 thousand (NIS 1,200 thousand).

2.5
On October 13, 2022, Station Enterprises Ltd. submitted a new claim against the Company, for its eviction of from the leased premises. On March 27, 2023, the judge ordered the consolidation of the hearings in the two lawsuits.

2.6	The parties agreed to refer the dispute in both claims to mediation.

2.7	On June 27, 2023, a mediation meeting took place between the parties. After extensive meetings and negotiations between the parties, the mediation was unsuccessful.

2.8
On July 15, 2024, during the first pre-trial, the judge made another attempt to mediate the dispute between the parties, but without success. Consequently, the court scheduled deposition dates and set another pre-trial for March 5, 2025.

2.9	On December 1, 2024, Ceragon submitted its affidavits. following the submission of the affidavits, the parties resumed the mediation process.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8:	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

2.10

On May 16, 2025, the parties signed a mediation agreement, pursuant to which the claim filed by Station Enterprises would be dismissed, and the remedies unrelated to the third parties in the claim filed by Ceragon would also be dismissed. Accordingly, the remaining claim in the Ceragon lawsuit is the monetary remedy in the amount of approximately $332 thousand (NIS 1,122 thousand) (the “Remaining Claim”). The mediation agreement further stipulates that Station Enterprises waived its right to receive all amounts offset by Ceragon, so that out of the total offset amount Ceragon is entitled to offset an amount of approximately $645 thousand (NIS 2,177 thousand), including VAT, from the claimed sums and repay the rest of the amount to Station Enterprises.

2.11	On May 18, 2025, the court approved the mediation agreement and dismissed the claim except for the Remaining Claim, all in accordance with the parties' agreement.

2.12
The court scheduled a hearing for September 16, 2025 for the Remaining Claim. Also, an additional mediation session with respect to the Remaining Claim has been scheduled for August 26, 2025, with the aim of attempting to reach a settlement agreement on this issue outside of court proceedings.

NOTE 9:	SHAREHOLDERS' EQUITY

a.
Ordinary shares

The ordinary shares of the Company entitle their holders to receive notice to participate and vote in general meetings of the Company, the right to share in distributions upon liquidation of the Company and to receive dividends, if declared.

b.
Stock Options and RSUs plans

In 2003, the Company adopted a share option plan which has been extended or replaced from time to time. To date, the plan that was in effect was the Amended and Restated Share Option and RSU Plan as amended on August 10, 2014 (the “Plan”). Under the Plan, options and RSUs were granted to officers, directors, employees and consultants of the Company or its subsidiaries. The options vest primarily over four years, subject to certain exceptions. The options expire six years from the date of grant. The Plan was extended to expire on December 31, 2024 and then expired. In 2024, the Company adopted a new share option plan, the 2024 Equity Incentive Plan, to replace the Plan (the “New Plan”). Under the New Plan, options and RSUs may be granted to officers, directors, employees and consultants of the Company or its subsidiaries. The options vest primarily over four years, subject to certain exceptions. The options expire six years from the date of grant.

The Company has reserved sufficient authorized but unissued Shares for purposes of the Plan and the New Plan (together the “Plans”) subject to adjustments as provided in the Plans.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:	SHAREHOLDERS' EQUITY (Cont.)

The following table summarizes the activities for the Company’s stock options for the six months ended June 30, 2025:

	Six months ended June 30, 2025
	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value
				$ thousands

Outstanding at beginning of year	3,723,286	2.52	4.06	8,005
Granted	973,783	2.63
Exercised	(267,765)	2.44
Forfeited or expired	(222,098)	2.21

Outstanding at end of the period	4,207,206	2.57	4.12	603

Options exercisable at end of the period	1,946,843	2.58	3.60	323

Vested and expected to vest	3,752,649	2.57	4.01	560

The weighted average fair value of options granted during the six months ended June 30, 2025, and 2024 was $1.05 and $1.24, respectively.

The intrinsic value of options exercised during the six months ended June 30, 2025, and 2024 was $264 thousand and $141 thousand, respectively.

The following table summarizes the activities for the Company’s RSUs for the six months ended June 30, 2025:

	Six months ended June 30, 2025
	Number of RSUs	Weighted average fair value
Unvested at beginning of year	2,723,042	2.43
Granted	878,190	2.47
Vested	(360,637)	2.26
Forfeited	(322,424)	2.40

Unvested at end of period	2,918,171	2.47

As of June 30, 2025, the total unrecognized estimated compensation cost related to non-vested stock options and RSUs granted prior to that date was $3,854 thousand, which is expected to be recognized over a weighted average period of approximately one year.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:	SHAREHOLDERS' EQUITY (Cont.)

The following table sets forth the total share-based compensation expenses included in the consolidated statements of operations for the six months ended June 30, 2025, and 2024:

	Six months ended June 30
	2025	2024
	$ thousands	$ thousands
Cost of revenues	189	265
Research and development	278	336
Sales and Marketing	640	683
General and administrative	1,092	1,186

Total share-based compensation expense	2,199	2,470

NOTE 10:	REVENUES

The Company recognizes contract liabilities, or deferred revenues, when it receives advance payments from customers before performance obligations have been performed. The balance of deferred revenues approximates the aggregate amount of the transaction price allocated to the unsatisfied performance obligations at the end of the reporting period.

The following table presents the changes in deferred revenues balance during the six months ended June 30, 2025:

Six months ended June 30, 2025
$ thousands
Balance, beginning of the period	2,573
New performance obligations	1,687
Revenue recognized as a result of satisfying performance obligations	(1,834)

Balance, end of the period	2,426

The Company elected to apply the optional exemption under ASC 606 paragraph 10-50-14(a) not to disclose the remaining performance obligations that relate to contracts with an original expected duration of one year or less.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11:	SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION

A.	The following table summarizes the Company’s segment revenue, significant segment expenses, and segment net income (loss):

	Six months ended June 30
	2025	2024
	$ thousands	$ thousands
Revenues:	170,914	184,586
Cost of revenues	113,375	119,057

Gross profit	57,539	65,529
Less:
Employee-related (1)	31,484	32,326
Other segment items (2)	24,928	18,626
Financial and other expenses, net	1,906	4,777
Taxes on income	1,468	1,564

Net income (loss)	(2,247)	8,236

(1) Employee related includes employee salaries and commissions, payroll taxes, benefits, and outsourced labor costs.
(2) Other segment items include consulting and professional services, depreciation of property and equipment, amortization of intangible assets, share-based compensation expenses, acquisition- and integration-related charges, marketing expenses, finance and legal expenses, travel expenses, subcontractors costs, software and subscription costs, overhead expenses and restructuring and related charges.

B.
The following table presents the total revenues for the six months ended June 30, 2025, and 2024, allocated to the geographic areas in which it was generated. Revenues are attributed to geographic areas based on the location of the end-users.

	Six months ended June 30
	2025	2024
	$ thousands	$ thousands
North America (*)	44,444	52,180
EMEA (**)	26,543	33,913
Asia-Pacific	17,205	16,978
India	67,689	61,566
Latin America	15,033	19,949

	170,914	184,586

(*) As of June 30, 2025, and 2024, 95% and 98% represent revenues in the United States.
(**) Including Europe, Middle East and Africa.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:	EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted income per share:

a.	Numerator:

	Six months ended June 30
	2025	2024
	$ thousands	$ thousands
Numerator for basic and diluted income per share -
Net income (loss) available to holders of ordinary shares	(2,247)	8,236

b.	Denominator:

	Six months ended June 30
	2025	2024
Denominator for diluted income (loss) per share -
Weighted average number of shares	89,108,772	85,632,241
Add – RSUs and stock options	-	2,120,922

Denominator for diluted income (loss) per share - adjusted	89,108,772	87,753,163

The total weighted average number of shares related to the outstanding options and RSUs excluded from the calculations of diluted net earnings per share due to their anti-dilutive effect was 2,047,497 and 1,928,259 for the six months ended June 30, 2025, and 2024, respectively.